10025641

RECD S.E.C.
FEB 24 2010
503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Monitors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11225 College Boulevard, Suite 100
(No. and Street)

Overland Park	Kansas	66210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maryann Lamb — (913) 345-2978
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchins & Haake, LLC Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

11900 College Blvd, Suite 310	Overland Park	Kansas	66210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maryann Lamb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Monitors, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public - State of Kansas
TARA L. SCHROEDER
My Appointment Expires 11/27/2013

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTH MONITORS, INC.

Financial Statements and Independent Auditors' Report

December 31, 2009 and 2008

WEALTH MONITORS, INC.

Table of Contents

Hutchins & Haake, LLC

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Wealth Monitors, Inc.
Overland Park, Kansas

We have audited the accompanying statements of financial condition of Wealth Monitors, Inc., as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of aggregate indebtedness, computation of basic net capital requirements, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Wealth Monitors, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

February 9, 2010
Overland Park, Kansas

WEALTH MONITORS, INC.

Statements of Financial Condition
December 31, 2009 and 2008

ASSETS	2009	2008
Current assets		
Cash and cash equivalents	$ 817,397	$ 759,328
Marketable securities at fair value (cost $637,639 and $631,855, respectively)	527,149	394,843
Commissions receivable	10,617	25,386
Income taxes receivable	-	6,073
Other receivables	-	5,887
Prepaid expenses	8,618	7,673
Total current assets	1,363,781	1,199,190
Plant and equipment		
Office furniture and equipment	63,645	63,118
Mailing list	17,751	17,751
Total plant and equipment	81,396	80,869
Less accumulated depreciation	81,396	80,869
Net plant and equipment	-	-
Other assets-deposits	4,501	4,501
Total assets	$ 1,368,282	$ 1,203,691

The accompanying notes are an integral part of these financial statements.

WEALTH MONITORS, INC.

Statements of Financial Condition
December 31, 2009 and 2008

LIABILITIES AND STOCKHOLDERS' EQUITY	2009	2008
Current liabilities		
Accounts payable and other liabilities	$ 3,889	$ 4,612
Income taxes payable	9,723	-
Payroll taxes payable	78	-
Commissions payable	17,305	23,639
Total current liabilities	30,995	28,251
Stockholders' equity		
Common stock, $.01 par value, authorized 1,000,000 shares, issued and outstanding 200,000 shares	2,000	2,000
Additional paid-in capital	308,561	308,561
Retained earnings	1,026,726	864,879
Total stockholders' equity	1,337,287	1,175,440
Total liabilities and stockholders' equity	$ 1,368,282	$ 1,203,691

The accompanying notes are an integral part of these financial statements.

WEALTH MONITORS, INC.

Statements of Income
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenue		
Commissions income	$ 651,230	$ 664,827
Interest and dividends	13,043	11,674
Realized investment gain (loss)	6,160	(27,944)
Unrealized investment gain (loss)	126,523	(321,999)
Other income	110,660	102,834
Total revenue	907,616	429,392
Expenses		
Operating and administrative	736,847	765,628
Depreciation	528	660
Total expenses	737,375	766,288
Operating income (loss)	170,241	(336,896)
Gain on sale of plant and equipment	-	8,955
Income (loss) before income taxes	170,241	(327,941)
Income taxes		
Current income taxes (tax benefit)	8,394	(46)
Deferred income taxes (tax benefit)	-	(28,896)
Total income taxes	8,394	(28,942)
Net income (loss)	$ 161,847	$ (298,999)

The accompanying notes are an integral part of these financial statements.

WEALTH MONITORS, INC.

Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2009 and 2008

	Common Stock				
	Shares Issued & Outstanding	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2007	200,000	$ 2,000	$ 308,561	$ 1,163,878	$ 1,474,439
Net loss	-	-	-	(298,999)	(298,999)
Balance at December 31, 2008	200,000	2,000	308,561	864,879	1,175,440
Net income	-	-	-	161,847	161,847
Balance at December 31, 2009	200,000	$ 2,000	$ 308,561	$ 1,026,726	$ 1,337,287

The accompanying notes are an integral part of these financial statements.

WEALTH MONITORS, INC.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors
For the Years Ended December 31, 2009 and 2008

There were no liabilities subordinated to the claims of creditors at the beginning or end of the year or at any time during either of the years.

The accompanying notes are an integral part of these financial statements.

WEALTH MONITORS, INC.

Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income (loss)	$ 161,847	$ (298,999)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Depreciation	528	660
Gain on sale of property and equipment	-	(8,955)
Deferred income tax expense (benefit)	-	(28,896)
Net income taxes or refunds received	7,402	7,127
Current income tax expense (benefit)	8,394	(46)
Change in current assets and liabilities		
Net (increase) decrease in assets		
Marketable securities	(132,306)	881,755
Commissions receivable	14,769	(15,313)
Other receivables	5,887	(5,659)
Prepaid expenses	(945)	335
Net increase (decrease) in liabilities		
Accounts payable and other liabilities	(723)	(1,096)
Payroll taxes payable	78	(333,613)
Commissions payable	(6,334)	(93,439)
Net cash provided by operating activities	58,597	103,861
Cash flows from investing activities		
Proceeds, sale of property and equipment	-	9,100
Purchase of plant and equipment	(528)	(588)
Net cash provided (used) by investing activities	(528)	8,512
Net increase in cash and cash equivalents	58,069	112,373
Cash and cash equivalents		
Beginning	759,328	646,955
Ending	$ 817,397	$ 759,328

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

A. ***Description of Business***
Wealth Monitors, Inc. (the Company) is a full service securities broker providing investment advisory and other related services to clients in the United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of FINRA and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor.

B. ***Cash Equivalents***
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

C. ***Receivables***
The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

D. ***Office Furniture and Equipment***
Office furniture and equipment are recorded at cost. Depreciation is computed using accelerated methods allowed for tax return purposes. The useful lives of the related assets are from five to seven years. Expenditures for maintenance, repairs and renewals are charged to expense as incurred.

E. ***Marketable Securities***
Marketable securities consist of various stock and mutual fund holdings, carried at fair value. Unrealized gains or losses are included as part of revenue in the income statements.

Effective January 1, 2008 the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about certain fair value measurements. Adoption of FAS 157 has not altered the Company's previously disclosed assumptions for determining fair value of its existing investments but has altered the nature of its disclosures.

FAS 157 defines fair value as the price that would be received in the sale of an asset (or paid to transfer a liability) in an orderly transaction between market participants at the measurement date (that is, the date(s) of the Company's balance sheets). The statement establishes a "fair value hierarchy" that requires the reporting entity to maximize use of observable, and at the same time minimize the use of unobservable, inputs in measuring fair value. The hierarchy is set forth as the three categories below, defined by inputs in order of decreasing observability:

Note 1 – Summary of Significant Accounting Policies *(continued)*

Level 1	Quoted prices in active markets for identical assets
Level 2	Observable inputs other than the prices referred to in Level 1, such as quoted prices for similar assets or other inputs that are observable or can be corroborated by observable market data
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. These would include mutual funds and common stocks with quoted prices. FAS 157 requires that the reporting entity report the amounts of investment fair value that were determined by the inputs in each category. All of the Company's investments fall within Level 1.

F. ***Current and Deferred Income Taxes***
Income tax expenses are accrued based upon the actual taxes payable. The Company recognizes deferred income taxes on differences between taxable and financial statement income and expense. Such differences primarily relate to the tax return treatment of gains and losses on the sale of marketable securities, and to the financial statement recognition of unrealized gains and losses relating to such securities. Realized losses on sales of these investments are deductible for tax reporting purposes only to the extent that they offset realized gains, subject to carrybacks of such losses allowed under provisions of the Internal Revenue Code. To the extent that the aggregate unrealized gains exceed the accumulated non-deducted realized losses, the Company recognizes deferred income taxes at current marginal federal and state tax rates. No benefit is recorded if unrealized losses exceed unrealized gains.

G. ***Use of Estimates***
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. ***Concentration of Risk***
In certain instances during the year, the Company's cash and cash equivalents are deposited in institutions in amounts exceeding the federally insured limit.

Note 2 – Taxes

At December 31, 2009 and 2008 the Company has temporary differences in the calculation of its income or loss for income tax and financial reporting purposes that entirely relate to the recognition of unrealized gains and losses in the valuation of marketable securities within financial statement operating results, whereas such losses are not recognizable for income tax reporting purposes until realized upon an actual sale of the related securities. When aggregate unrealized gains exceed unrealized losses included in the Company's carrying value of marketable securities reflected in the statements of financial condition, the result is future taxable income for which a deferred tax liability is recognized equal to the future expected taxes that would relate to this gain. When aggregate unrealized losses exceed unrealized gains, the Company has not recognized a benefit that would accrue when such losses would eventually be realized because of limitations on the deductibility of capital losses in the determination of taxable earnings. The deferred tax liabilities or assets included on the accompanying statements of financial position at December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred tax asset (liability) related to unrealized (gains) losses in values of marketable securities	$ 37,566	$ 80,584
Less valuation allowance: deferred tax asset not recognized due to potential limitations on deductibility of future losses under provisions of the Internal Revenue Code	(37,566)	(80,854)
Net deferred tax asset (liability)	$ -	$ -

The Company's effective income tax rates for the years ended December 31, 2009 and 2008 were 4.9% and 8.8%, respectively. The rate for 2008 is less than the expected statutory rate due to the non-recognition of deferred tax benefit related to unrealized losses on valuation of marketable securities (see above). The rate for 2009 is less than the expected statutory rate due to the non-recognition of deferred tax expense because aggregate unrealized losses continue to exceed aggregate unrealized gains.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital. At December 31, 2009, the Company had net capital of $1,243,460, which was $1,143,460 in excess of its required net capital of $100,000.

In addition, the Company's clearinghouse requires the maintenance of a minimum net capital balance of $150,000.

Note 4 – Lease Commitment

The Company leases an office facility under a contract which obligates it to rental payments through February 2011. The Company's annual commitments for rental payments, by year until expiration of the lease, are as follows:

Year ending December 31	
2010	$ 47,606
2011	7,966

Rent paid under operating leases with terms longer than one year was $51,773 and $45,994 for 2009 and 2008, respectively.

Note 5 – Subsequent Events

The Company has evaluated subsequent events through February 9, 2010, the date which the financial statements were available to be issued.

Note 6 – Material Inadequacies

None noted.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2009

WEALTH MONITORS, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2009

Net capital	
Total stockholders' equity at December 31, 2009	$1,337,287
Less ownership equity not allowable for net capital	
Prepaid expense, deposit and other receivable	(13,119)
Total non-allowable assets	(13,119)
Tentative net capital	1,324,168
Haircuts on investments and undue concentration	80,708
Net capital	$1,243,460
Aggregate indebtedness	
Total aggregate indebtedness	$ 30,995
Computation of basic net capital requirements	
Minimum net capital required	$ 100,000
Excess of net capital	$1,143,460
Ratio: aggregate indebtedness to net capital	.025 to 1

Reconciliation With Company's Computation

There are no material differences from the computation of net capital in the FOCUS Form Part II A for December 31, 2009 filed January 27, 2010.

WEALTH MONITORS, INC.

Schedule II

Computation of Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2009

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

Hutchins & Haake, LLC

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors and Stockholders of
Wealth Monitors, Inc.
Overland Park, Kansas

In planning and performing our audit of the financial statements of Wealth Monitors, Inc. for the years ended December 31, 2009 and 2008, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
(continued)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 and 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

February 9, 2010
Overland Park, Kansas

Hutchins & Haake, LLC

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT ON AGREED-UPON PROCEDURES PERFORMED RELATIVE TO FORM SIPC-7T

The Board of Directors and Stockholders of
Wealth Monitors, Inc.
Overland Park, Kansas

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by Wealth Monitors, Inc. (the Company) and SIPC solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with the respective cash disbursement entry in the Company's general ledger, noting no difference.
2. Compared and reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 to the amounts reported on Form SIPC-7T for the nine months ended December 31, 2009, and noted no differences.
3. Noted there were no adjustments reported in Form SIPC-7T.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and its supporting schedules and work papers, noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters may have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

February 9, 2010
Overland Park, Kansas

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032004 FINRA DEC
WEALTH MONITORS INC 14*14
11225 COLLEGE BLVD STE 100
OVERLAND PARK KS 66210-2770

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
MARYANN LAMB (913)345-2822

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1644

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (632)
7-17-2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1012

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1012

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1012

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WEALTH MONITORS INC
(Name of Corporation, Partnership or other organization)

Maryann Lamb
(Authorized Signature)

Dated the 8TH day of FEBRUARY, 20 10.

VICE PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 797967

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____

(2) Net loss from principal transactions in securities in trading accounts. ____

(3) Net loss from principal transactions in commodities in trading accounts. ____

(4) Interest and dividend expense deducted in determining item 2a. ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____

(7) Net loss from securities in investment accounts. ____

Total additions ____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 467

(2) Revenues from commodity transactions. ____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ____

(4) Reimbursements for postage in connection with proxy solicitation. ____

(5) Net gain from securities in investment accounts. 128657

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ 9798

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1461

Enter the greater of line (i) or (ii) 1461

Total deductions 140383

2d. SIPC Net Operating Revenues $ 657584

2e. General Assessment @ .0025 $ 1644

(to page 1 but not less than $150 minimum)